EXHIBIT 12.1

JPMORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges

Year ended December 31, (in millions, except ratios)	2011

Excluding interest on deposits
Income before income tax expense	$26,749

Fixed charges:
Interest expense	9,749
One-third of rents, net of income from subleases (a)	562

Total fixed charges	10,311

Add: Equity in undistributed loss of affiliates	59

Income before income tax expense and fixed charges, excluding capitalized interest	$37,119

Fixed charges, as above	$10,311

Ratio of earnings to fixed charges	3.60

Including interest on deposits
Fixed charges, as above	$10,311

Add: Interest on deposits	3,855

Total fixed charges and interest on deposits	$14,166

Income before income tax expense and fixed charges, excluding capitalized interest, as above	$37,119

Add: Interest on deposits	3,855

Total income before income tax expense, fixed charges and interest on deposits	$40,974

Ratio of earnings to fixed charges	2.89

(a)	The proportion deemed representative of the interest factor.